UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Minutes of the Annual and Extraordinary General Shareholders’ Meeting held on April 26, 2019 (English translation).
2	Bratel S.à.r.l.’s voting statement for the Annual General and Extraordinary Shareholders’ Meeting held on April 26, 2019 (English translation).
3	Curriculum Vitae of Luiz Fernando Ferraz De Rezende for the Annual General and Extraordinary Shareholders’ Meeting held on April 26, 2019 (English translation).
4	Curriculum Vitae of Marcelo Curti for the Annual General and Extraordinary Shareholders’ Meeting held on April 26, 2019 (English translation).
5	JGP Gestão De Recursos Ltda.’s voting statement for the Annual General and Extraordinary Shareholders’ Meeting held on April 26, 2019 (English translation).
6	Tempo Capital Principal Fundo De Investimento De Ações’ voting statement for the Annual General and Extraordinary Shareholders’ Meeting held on April 26, 2019 (English translation).
7	Tempo Capital Principal Fundo De Investimento De Ações’ presentation of candidates at the Annual General and Extraordinary Shareholders’ Meeting held on April 26, 2019 (English translation).
8	Statement of Raphael Manhães Martins for the Annual and Extraordinary General Shareholders’ Meeting held on April 26, 2019 (English translation).
9	Statement of Domenica Eisenstein Noronha for the Annual and Extraordinary General Shareholders’ Meeting held on April 26, 2019 (English translation).
10	Items 12.5 To 12.10 Of The Reference Form for the Annual and Extraordinary General Shareholders’ Meeting held on April 26, 2019 (English translation).
11	Items 12.5 To 12.10 Of The Reference Form for the Annual and Extraordinary General Shareholders’ Meeting held on April 26, 2019 (English translation).
12

Rabo De Peixe Transportes, Serviços Marítimos e Empreendimentos Turísticos Ltda.’s voting statement for the Annual General and Extraordinary Shareholders’ Meeting held on April 26, 2019 (English translation).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2019

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer